Exhibit 99.4

ANNEX B

THE REPORT OF THE BOARD OF DIRECTORS AS OF NEVEMBER 09, 2017

TO THE SHAREHOLDERS OF

QIWI PLC

REPORT OF THE BOARD OF DIRECTORS OF QIWI PLC

DATED NOVEMBER 09, 2017

Nicosia, Cyprus

2017

QIWI plc

(the “Company”)

The present document (the “Board Report”) is drawn by the Board of Directors of the Company (the “Board”) with the purpose of setting out to the shareholders of the Company their reasoning for the proposed disapplication of the shareholders’ pre-emption rights as in accordance with sections 59A and 60B of the Cyprus Companies Act, Cap. 113 (the “Law”).

Legal and financial background

1.	Prior the Company’s Class B shares became listed on the NASDAQ Global Select Market and traded publicly in the form of the American Depositary Shares (the “ADS”) as on May 2, 2013 (the “Listing Date”), the shareholders of the Company by way of ordinary resolution waived their pre-emption rights in relation to all new shares and/or other securities giving right to the purchase of shares in the Company or which are convertible into shares of the Company, as provided in Regulation 8(a) of the Company’s articles of association (the “Articles”) and sections 59A and 60B(5) of the Law (the “Disapplication”) as follows:

(a)	The Disapplication related to a maximum of 52,000,000 Class B shares;

(b)	The shares to be allotted thereunder should be allotted at the discretion of the Board, at any time and from time to time to any person or persons and at any price provided that such price should not be below the par value of such shares;

(c)	The Disapplication should be valid and the Board had been granted with authority to allot the shares of the Company for a period of five (5) years as from the Listing Date (the “Validity Term”), noting that the Disapplication only relates to shares issued for cash consideration and further noting that the shareholders have no pre-emption rights with respect to shares issued for in kind consideration.

2.	The Disapplication will no longer be effective and shall expire on the last day of the Validity Term (the “Expiration Date”), which will restrict the Company’s flexibility in raising primary capital in an efficient and price maximizing manner, as well as issue new Class B shares under employee incentive programs.

3.	Without a waiver of pre-emption rights, the Company would be required to conduct rights offering in order to give the existing shareholders the opportunity to provide capital before it can access new investors.

4.	Rights offerings in the US are generally associated with distressed companies and are therefore not perceived positively by US investors.

The Board’s recommendations

5.	The Board notes that it is recommended herein that the pre-emption rights be dis-applied for the following main reasons:

(a)	Noting that the Company’s shares are listed on the NASDAQ Global Select Market and are traded by and between primarily US investors, the Company would wish to avoid a rights offering given the negative perception it may give to US investors;

(b)	To allow maximum flexibility to the Company to raise primary equity as well as issue of shares under employee incentive programs;

(c)	To afford the Company the opportunity to raise primary equity capital in an efficient and price maximizing way.

6.	The Board therefore recommends to extend the Disapplication for a new term as follows:

(a)	The Disapplication shall relate to a maximum of 20,000,000 class B shares, including to the extent relevant any class B shares issued in the form of an ADS;

(b)	The shares to be allotted thereunder shall be allotted at any price at the discretion of the Board, provided that such price shall be not be below the par value;

(c)	The Disapplication shall be valid for a period of five (5) years as from the Expiration Date and it only relates to shares issued for cash consideration noting that the shareholders have no pre-emption rights with respect to shares issued for in kind consideration;

(d)	To recommend to the General Meeting that the authority to allot the shares pursuant to the Disapplication be conferred to the Board for a period of five (5) years as from the Expiration Date in accordance with Section 62 of the Law.

7.	Having carefully considered the above, the Board considers it justified that the issue price of any shares allotted pursuant to the Disapplication as stated in paragraph 6 (b) above should be at par value or at any price in excess of the par value, as may be determined by the Board from time to time, in order to allow maximum flexibility to the Company to raise primary equity capital.

8.	Bearing all the above in mind, the Board recommends to the shareholders of the Company that they proceed with the Disapplication of their pre-emption rights as stated in paragraph 6 above.

Signed on November 9, 2017

Boris Kim
The Chairman of the Board of Directors
QIWI plc

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